SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 2)

                     First Union Real Estate Equity and
                            Mortgage Investments
                              (Name of Issuer)

                 Series A Cumulative Convertible Redeemable
           Preferred Shares of Beneficial Interest, par value $25
                        (Title of Class of Security)

                                337 400 303
                               (CUSIP Number)

                             W. Edward Scheetz
                   c/o Apollo Real Estate Advisors, L.P.
                        1301 Avenue of the Americas
                          New York, New York 10019
                         Telephone: (212) 261-4000
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              With a copy to:

                           Patrick J. Foye, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                             New York, NY 10022
                         Telephone: (212) 735-2274

                               April 2, 1997
          (Date of Event which Requires Filing of this Statement)

               If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or
(4), check the following box: [ ]

               Check the following box if a fee is being paid with the statement: [ ]



                                SCHEDULE 13D


CUSIP No.

----------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            APOLLO REAL ESTATE INVESTMENT FUND II, L.P.

----------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |X|
                                                               (b) |_|
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3        SEC USE ONLY
----------------------------------------------------------------------------
4        SOURCE OF FUNDS
         AF
----------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                            |_|
----------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
----------------------------------------------------------------------------
           NUMBER OF                7     SOLE VOTING POWER
            SHARES                        0
         BENEFICIALLY
           OWNED BY                 ----------------------------------------
             EACH                       8     SHARED VOTING POWER
           REPORTING                          377,000
            PERSON                  ----------------------------------------
             WITH                       9     SOLE DISPOSITIVE POWER
                                              0
                                    ----------------------------------------
                                       10     SHARED DISPOSITIVE POWER
                                              377,000
----------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          377,000
----------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                           |_|

----------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         16.4%
----------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
----------------------------------------------------------------------------



                                SCHEDULE 13D


CUSIP No.

----------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            APOLLO REAL ESTATE ADVISORS II, L.P.

----------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) |X|
                                                                (b) |_|
----------------------------------------------------------------------------
3        SEC USE ONLY
----------------------------------------------------------------------------
4        SOURCE OF FUNDS
         WC, OO
----------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                             |_|
----------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
----------------------------------------------------------------------------
           NUMBER OF                7     SOLE VOTING POWER
            SHARES                        0
         BENEFICIALLY
           OWNED BY                 ----------------------------------------
             EACH                       8     SHARED VOTING POWER
           REPORTING                          377,000
            PERSON                  ----------------------------------------
             WITH                       9     SOLE DISPOSITIVE POWER
                                              0
                                    ----------------------------------------
                                       10     SHARED DISPOSITIVE POWER
                                              377,000
----------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         377,000
----------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                           |_|

----------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         16.4%
----------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
----------------------------------------------------------------------------


               This Amendment No. 2 amends and supplements the following Items of the Schedule 13D (the "Schedule 13D") of Apollo Real Estate Investment Fund II, L.P. and Apollo Real Estate Advisors II, L.P. originally filed on December 2, 1996 with the Securities and Exchange Commission with respect to the Series A Cumulative Convertible Redeemable Preferred Shares of Beneficial Interest, par value $25 per share (the "Preferred Shares"), of First Union Real Estate Equity and Mortgage Investments, an Ohio business trust ("First Union"). Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

               Item 3 is hereby restated in its entirety by the following:

               In connection with the purchase of the Preferred Shares, the Reporting Persons purchased an aggregate of 377,000 Preferred Shares for a total amount of approximately $14,305,817 as of the date hereof. The purchases were financed with cash on hand and borrowed funds pursuant to a margin loan made in the ordinary course of business by a registered broker-dealer.


Item 5.    Interest in Securities of the Issuer.

               Item 5 is hereby amended by restating the following sections in their entirety:

               (a) As of the date hereof, the Reporting Persons beneficially own an aggregate of 337,000 Preferred Shares which represents approximately 16.4% of the outstanding Preferred Shares of First Union.

               (b) The Reporting Persons share the voting and dispositive power with respect to the 377,000 Preferred Shares which they beneficially own.

               To the best of the Reporting Persons' knowledge, none of the individuals listed on Schedule I owns any Preferred Shares or can vote or direct the vote of any Preferred Shares, nor can any such individual dispose or direct the disposition of any Preferred Shares.

               (c) Except as set forth on Schedule II, no person named in response to paragraph (a) of this Item has effected any transaction in the Preferred Shares during the past sixty days.



                                SCHEDULE II

                       TRANSACTIONS IN THE SECURITIES

               Set forth below are the transactions in the Preferred Shares that were effected by AREIF II through its registered broker-dealer in New York since the filing of the Schedule 13D.


               Date        Number of Preferred Shares    Price per Share

             2/14/97                 4,600                  $45.0000

             3/31/97                 8,200                   44.5000

              4/2/97                 28,000                  44.0000



                                 SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April 4, 1997


                           APOLLO REAL ESTATE INVESTMENT FUND II, L.P.

                           By:   Apollo Real Estate Advisors II, L.P.
                                 Managing Member


                           By: Apollo Real Estate Capital Advisors II, Inc. General Partner


                                 By:  /s/ Michael D. Weiner
                                 Name:   Michael D. Weiner
                                 Title:  Vice President,
                                         Apollo Real Estate Capital
                                         Advisors II, Inc.


                           APOLLO REAL ESTATE ADVISORS II, L.P.

                           By: Apollo Real Estate Capital Advisors II, Inc. General Partner


                                 By: /s/ Michael D. Weiner
                                 Name:  Michael D. Weiner
                                 Title: Vice President,
                                        Apollo Real Estate Capital
                                        Advisors II, Inc.